Exhibit 99.1

Mobile-health Network Solutions Announces H1 FY2025 Results; Continues on Drive Towards Scale and Profitability

SINGAPORE, June 13, 2025 – Mobile-health Network Solutions (Nasdaq: MNDR) (“MNDR” or “the Company”), a leading MedTech innovator ranked among Asia-Pacific’s high-growth companies, today announced financial results for the first six months of its fiscal year 2025 (“H1 FY2025”).

H1 FY2025 performance: Short-term impact from transition to leaner, stronger model

For the period ended December 31, 2024, the company reported:

●	Revenue of US$4.3 million, compared to US$6.6 million for the same prior period (“H1 FY2024”)

●	Net earnings of US$(1.7 million), compared to US$(1.5 million) in H1 FY2024

●	Cash and cash equivalents were at US$2.6 million, compared to US$6.7 million in H1 FY2024

The lower revenue was mainly due to a drop in the use of MNDR’s telemedicine services from the year-ago period, following the closure of its CityGate clinic in Singapore. This was slightly offset by an increase in sales of medicine and medical devices during the period.

The higher net loss resulted primarily from the decline in revenue.

MNDR Co-CEO, Dr Siaw Tung Yeng, said: “The closure of our CityGate clinic was an inflection point as we transform from an asset-heavy model to a more asset-light business focused on delivering a globally scalable, AI-focused virtual care platform that can be deployed anywhere in the world.”

“We have since achieved many milestones, and are confident that our stronger, leaner core will not only enable us to reverse the short-term downtrend but set us on a more sustainable path to scale and create value for all our stakeholders. From the outset of our founding in 2016, our vision has been to deliver affordable, round-the-clock, quality care to patients via the transformative power of technology. With the rapid advancement of AI, we are well-placed to accelerate our journey towards that vision.”

Key operational milestones post H1 FY2025: Transformative acquisition of Lifepack and continued advancement in AI-led solutions

MNDR made a transformative acquisition in April 2025 of Lifepack, a leading pharmacy and telehealth platform in Indonesia. Together, the Company can now offer advanced telehealth-pharmacy solutions for Indonesia’s 280 million people as well, a majority of whom are underserved by telemedicine services.

The Company also continued to make strides on delivering AI-driven healthcare innovation to healthcare providers and patients post-H1 FY2025:

●	In January 2025, it secured $10 million in funding to further its AI-driven healthcare solutions, including its AI Agent – a platform designed to reduce healthcare providers’ administrative load and improve their workflow for greater efficiency.

●	In March 2025, MNDR launched AI Notes, a proprietary medical scribe that eliminates manual note-taking for doctors by capturing and contextualizing doctor-patient conversations and automatically generating structured clinical notes in real-time.

●	In May 2025, it announced a tele-dentistry service that will soon let patients perform AI-enhanced dental scans at home using the MaNaDr telemedicine platform and receive expert-reviewed oral health reports within 24 hours.

It has also calibrated its pricing structure and further integrated AI agents into its MaNaDr app to lower operational costs while continuing to deliver improved care and service.

“Each of these developments will generate higher revenue for us and elevate MNDR to the forefront of AI-driven healthcare innovation, where efficiency, accessibility, and quality converge,” Dr Siaw added. “With these latest initiatives already yielding positive results, we are confident that we will not only recover but surpass previous revenue levels, and that we can achieve breakeven by H2 FY2026 and achieve profitability before H1 FY2027.”

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About Mobile-health Network Solutions

Ranked #41 in the Financial Times 2024 listing of 500 High-growth Asia-Pacific Companies, we are the first telehealth provider from the Asia-Pacific region to be listed in the US. Through our platform, we offer personalized and reliable medical attention to users worldwide. Our platform allows our community of healthcare providers to have broader reach to users through virtual clinics without any start-up costs and the ability to connect to a global network of peer-to-peer support groups and partners. Our range of seamless and hassle-free telehealth solutions includes teleconsultation services, prescription fulfillment and other personalized services such as weight management programs and gender-specific care. For more information, please visit our website.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s ability to execute our strategies, manage growth and maintain our corporate culture; the Company’s future business development, financial conditions and results of operations; expectations regarding demand for and market acceptance of our products and services; changes in technology; economic conditions; the growth of the telehealth solutions industry in Singapore and the other international markets the Company plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in Singapore and the international markets the Company plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Mobile-health Network Solutions specifically disclaims any obligation to update any forward-looking statement, whether because of new information, future events or otherwise, except as required by law.

For media inquiries, please contact:

Mobile-health Network Solutions Investor Relations Contact:

2 Venture Drive, #07-06/07 Vision Exchange

Singapore 608526

(+65) 6222 5223

Email: investors@manadr.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com